January 21, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	LMF Acquisition Opportunities, Inc.

Registration Statement on Form S-1

Filed January 8, 2021, as amended

File No. 333-251962

Dear Mr. Ingram and Ms. Purnell,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby joins in the request LMF Acquisition Opportunities, Inc. (the “Company”) that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 5:00 p.m. ET on Monday, January 25, 2021, or as soon as thereafter practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned, as representative of the underwriters, wishes to advise you that as of the date hereof, of the underwriters have not yet made any distribution of the Preliminary Prospectuses of the Company dated January 19, 2021. However, the underwriters are taking steps to see that all underwriters, brokers or dealers participating in the public offering of the securities of the Company pursuant to the above-captioned Registration Statement, as amended, are promptly furnished with sufficient copies of the preliminary and final prospectus to enable them to comply with the prospectus delivery requirements of Sections 5(b)(1) and (2) of the Act.

The undersigned representative, has complied with and will continue to, and has been informed by the participating underwriters that they have complied with and will continue to, comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended, in connection with the offering.

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Clifford A. Teller
Name:	Clifford A. Teller
Title:	Executive Managing Director, Investment Banking